Filed pursuant to Rule 424(b)(3)
Registration No. 333-271458

PROSPECTUS SUPPLEMENT NO. 6
(to Prospectus dated May 31, 2023)

Movella Holdings Inc.
Up to 23,523,776 shares of common stock
(including shares of common stock issuable upon the exercise of warrants and options)
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This prospectus supplement supplements the prospectus dated May 31, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-271458). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2023. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees of up to 23,523,776 shares of our common stock, $0.00001 par value per share (the “common stock”), which includes (i) up to 4,100,000 shares of common stock held by Pathfinder Acquisition LLC (the “Sponsor”) and certain other persons and entities (collectively with the Sponsor, the “Original Holders”) holding shares of common stock initially purchased in a private placement at a purchase price of $0.03 per share in connection with the initial public offering of Pathfinder Acquisition Corporation (“Pathfinder”); (ii) 4,250,000 shares of common stock issuable upon the exercise of warrants purchased at a purchase price of $2.00 per warrant to purchase shares of common stock at an exercise price of $11.50 per share held by the Original Holders; (iii) 6,576,036 shares held by certain affiliates and former affiliates of Movella Inc. (“Legacy Movella”) (the “Movella-Related Holders”), which shares were purchased at an average purchase price of $2.88 per share (at per share prices ranging from $0.31 to $9.80); (iv) 8,500,000 shares of common stock held by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. (collectively, the “FP Purchasers”) as a result of the transfer of 1,000,000 shares from Pathfinder to the FP Purchasers pursuant to that certain Equity Grant Agreement, dated as of November 14, 2022, by and among Pathfinder and the FP Purchasers as consideration for the Note Purchase Agreement (as defined in the Prospectus) and the purchase of 7,500,000 shares of common stock at a purchase price of $10.00 per share by the FP Purchasers from Pathfinder in a private placement in connection with the VLN Facility (as defined in the Prospectus) (the “FP VLN Shares”); and (v) up to 97,740 shares of common stock issuable upon exercise of certain outstanding options to acquire shares of our common stock held by a former employee of Legacy Movella, which options have an average exercise price of $1.81 per share. The per share prices for the shares of common stock held by the Movella-Related Holders or subject to Legacy Movella options reflect the original per share price as adjusted in connection with the Business Combination. In its initial public offering, Pathfinder issued units at a purchase price of $10.00 per unit, with each unit consisting of one Class A ordinary share and one-fifth of one public warrant to purchase one Class A ordinary share with a warrant exercise price of $11.50 per share, with the Class A ordinary shares and warrants to purchase Class A ordinary shares converted into shares of common stock and warrants to purchase common stock following the Domestication (as defined in the Prospectus).

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders pursuant to the Prospectus. We will receive up to an aggregate of approximately $49.0 million from the exercise of the warrants and the options, assuming the exercise in full of all warrants and options for cash. If the options or warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the warrants and options, if any, for general corporate purposes. In addition, in connection with the VLN Facility, we are entitled to receive a credit from the sale of any FP VLN Shares toward repayment of the VLN Facility as further described in the section entitled “Use of Proceeds” in the Prospectus. Any cash proceeds associated with the exercise of the warrants are dependent on the price of our common stock. Because the $11.50 exercise price per share of the warrants substantially exceeds the current trading price per share of our common stock ($0.32 per share as of December 19, 2023), there is no assurance that the warrants will be in the money prior to their expiration and it is unlikely that the warrant holders will be able to exercise such warrants in the near future, if at all. As a result, we are unlikely to receive any proceeds from the exercise of the warrants in the near future, if at all, and the warrants may not provide any additional capital. In considering our capital requirements and sources of liquidity, we have not assumed or relied on the receipt of proceeds from the exercise of the warrants. We will pay certain expenses associated with the registration of the securities covered by the Prospectus, as described in the sections entitled “Use of Proceeds” and “Plan of Distribution” in the Prospectus.

We are registering the offer and sale of certain of the shares covered by the Prospectus to satisfy registration rights we have granted to the selling stockholders. Our registration of the shares covered by the Prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell the shares of common stock covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus. In connection with any sales of securities offered thereunder, the selling stockholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.

Due to the significant number of shares of the then-outstanding Class A ordinary shares that were redeemed in connection with the Business Combination, the number of shares of common stock that the selling stockholders can sell into the public markets pursuant to the Prospectus will constitute a considerable percentage of our public float. The 23,523,776 shares of common stock that may be resold and/or issued into the public markets pursuant to the Prospectus represent approximately 46% of the 50,907,431 shares of common stock outstanding as of August 9, 2023 (based on shares of common stock outstanding as of August 9, 2023 and assuming the issuance of shares covered by the Prospectus which are subject to warrants and options but excluding shares of common stock underlying any other outstanding options and warrants). As a result, the resale of shares of our common stock pursuant to the Prospectus could have a significant negative impact on the trading price of our common stock. This impact may be exacerbated by the fact that, as described above, certain of the selling stockholders purchased shares of our common stock at prices that are well below the current trading price of our common stock.

The shares covered by the Prospectus were issued in connection with consummation of the business combination among Pathfinder, Motion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Pathfinder (“Merger Sub”) and Legacy Movella pursuant to which Pathfinder’s name was changed to “Movella Holdings Inc.” (“Movella”) and Legacy Movella merged into Merger Sub and became a wholly owned subsidiary of Movella.

Our shares of common stock and warrants to purchase shares of common stock (the “public warrants”) are listed on Nasdaq under the symbols “MVLA” and “MVLAW,” respectively. On December 19, 2023, the closing price of our shares of common stock was $0.32 per share and the closing price for our public warrants was $0.01 per warrant. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
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See the section entitled “Risk Factors” beginning on page 15 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 20, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 15, 2023

MOVELLA HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40074	98-1575384
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 110, 3535 Executive Terminal Drive
Henderson, NV                              89052
(Address of Principal Executive Offices)                         (Zip Code)
(725) 238-5682
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.00001 par value per share	MVLA	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of common stock at an exercise price of $11.50	MVLAW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.
On December 19, 2023, Movella Holdings Inc. (the “Company”) entered into a waiver (the “Waiver”) to the Note Purchase Agreement, dated as of November 14, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “NPA”) among Movella Inc., the Guarantors party thereto, including the Company, the Purchasers party thereto and Wilmington Savings Fund Society, FSB as administrative agent and collateral agent for the Purchasers.

The Waiver, among other things, waives certain provisions of the NPA related to (i) certain specified disclosures set forth in the Company’s Form 8-K filed on November 14, 2023 with respect to restatements of the previously issued unaudited financial statements included in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2023, and June 30, 2023, and (ii) the Company’s inability to deliver required financial statements in accordance with the terms of the NPA.

The foregoing description of the Waiver does not purport to be complete and is qualified in its entirety by reference to the full text of the Waiver, a copy of which is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On December 15, 2023, the Company and Ben A. Lee mutually agreed to Mr. Lee’s resignation from his position as President and Chief Executive Officer of the Company, as well as from the Board of Directors of the Company (the “Board”), each effective December 31, 2023 (the “Effective Date”). Mr. Lee did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. It is currently contemplated that the Company and Mr. Lee will enter into a confidential Separation and Consulting Agreement and that Mr. Lee will serve as a consultant to the Company for three months after the Effective Date to facilitate a seamless transition.

On December 15, 2023, the Board appointed Eric Salzman as the Company’s Interim Chief Executive Officer in connection with Mr. Lee’s resignation from that position, effective as of the Effective Date. In connection with his appointment, Mr. Salzman resigned from the audit committee of the Board, effective as of the Effective Date, and was also designated the Company’s principal executive officer.

Mr. Salzman, 55, serves as a member of the Board and served as a member of the audit committee of the Board since February 2023. Mr. Salzman currently serves as the Chief Executive Officer of Safeguard Scientifics, Inc. (NASDAQ: SFE), an investment firm, which he joined in April 2020. His duties as Chief Executive Officer of Safeguard Scientifics, Inc. will conclude on December 31, 2023. From October 2018 to February 2022, Mr. Salzman served as the chairman of the board of SolAero Technologies Corp., a leading manufacturer of satellite solar array panels serving the defense and communications industry. He has served as Managing Director of SarniHaan Capital Partners LLC, a consulting and advisory firm, since August 2011. Mr. Salzman has a 25-year track record partnering with public and private growth companies as an investor, board member, and strategic advisor. He has worked in M&A, restructuring, and growth and special situations investing at several investment banks and private equity funds, including Credit Suisse and Lehman Brothers. His industry experience includes technology, software, communications, defense, medical devices, manufacturing, and business services. Since 2008, Mr. Salzman has served as an independent director, executive chairman, non-executive chairman, audit committee chairman, compensation committee chairman, and M&A committee chairman at over 25 public and private companies, including portfolio companies of Carlyle Group, Blackstone, and Francisco Partners. Past board positions include Zenefits, Carnegie Learning, ColorEdge, Capstone Nutrition, FragranceNet, Centinel Spine, ASG Technologies, Sorenson Communications, Syncardia Systems, ShoreTel, and Firth Rixson. He currently serves as an independent director, member of the Audit Committee, and Chairman of the Compensation Committee at 8x8, Inc. (NASDAQ: EGHT). Mr. Salzman earned a B.A. with Honors from the University of Michigan and an MBA from Harvard University.

There are no family relationships between Mr. Salzman and any director or executive officer of the Company nor are there any transactions between Mr. Salzman or any member of his family and the Company or any of its subsidiaries that would be reportable as a related party transaction under the rules of the Securities and Exchange Commission.

On December 19, 2023, Mr. Salzman entered into a contract of employment with the Company (the “Employment Agreement”), pursuant to which he will receive a base salary of $480,000 annually (“Base Salary”) with a target bonus of up to $60,000 for each full six months of employment based on achievement of the goals as established by the Board (“Six-Month Bonus”). In the event Mr. Salzman’s employment is involuntarily terminated by the Company within the first six months of the Employment Agreement, subject to his execution of a release, Mr. Salzman will be eligible to receive a lump sum equal to his remaining base salary for the first six-month period, plus the Six-Month Bonus. If the Company requests

Mr. Salzman’s continued employment and should Mr. Salzman be involuntarily terminated by the Company during the second six months of the Employment Agreement, subject to his execution of a release, Mr. Salzman will be eligible to receive a lump sum equal to his remaining base salary for the second six months period, plus the second Six-Month Bonus. In addition, if there is a change in control, subject to certain carveouts, of the Company during the first six months of Mr. Salzman’s employment, Mr. Salzman will receive a one-time bonus of $300,000.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On December 20, 2023, the Company issued a press release entitled “Movella Holdings Inc. Announces Leadership Transition” a copy of which is furnished as Exhibit 99.1 hereto.

The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)Exhibits

Exhibit Number	Description
10.1
Limited Waiver to Note Purchase Agreement, dated December 19, 2023, among Movella Inc., the Guarantors party thereto, the Purchasers party thereto and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent for the Purchasers.

10.2	Employment Agreement, dated as of December 19, 2023, by and between Movella Holdings Inc. and Eric Salzman.
99.1	Press release dated December 20, 2023, related to Movella Holdings Inc. Leadership Transition.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Movella Holdings Inc.

December 20, 2023

	By:	/s/ Stephen Smith
	Name:	Stephen Smith
	Title:	Chief Financial Officer